SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant
                      to Rule 13d-1(A) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(A)


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

            Under the Securities Exchange Act of 1934

                     (Amendment No.        )*


                         CRDENTIA CORP.
                         --------------
                        (Name of Issuer)

                 Common Stock, $.0001 par value
                 ------------------------------
                 (Title of Class of Securities)

                            225235100
                            ---------
                         (CUSIP Number)

                    J. Alexander Moore, Esq.
          Howard Rice Nemerovski Canady Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 434-1600
                         --------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           June 16, 2004
                           -------------
                  (Date of Event which Requires
                    Filing of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP 225235100          SCHEDULE 13D          PAGE 2 OF 27

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 225235100          SCHEDULE 13D          PAGE 3 OF 27

 1    Name of Reporting Person        MEDCAP MANAGEMENT & RESEARCH LLC

 IRS Identification No. of
      Above Person                                      94-3411543

 2    Check the Appropriate Box if a Member of a           (a) [ ]
      Group
                                                           (b) [ ]

 3    SEC USE ONLY


 4    Source of Funds                                           OO


 5    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)               [ ]

 6    Citizenship or Place of Organization                Delaware

   NUMBER OF        7    Sole Voting Power              17,266,014
     SHARES
  BENEFICIALLY      8    Shared Voting Power                     0
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power         17,266,014
  PERSON WITH
                   10    Shared Dispositive Power                0

 11    Aggregate Amount Beneficially Owned by           17,266,014
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11             [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in             49.2%
       Row 11

 14    Type of Reporting Person                                 IA

CUSIP 225235100          SCHEDULE 13D          PAGE 4 OF 27

 1    Names of Reporting Persons             MEDCAP PARTNERS, L.P.

      IRS Identification Nos. of                        94-3412423
          Above Persons

 2    Check the Appropriate Box if a Member of a           (a) [ ]
      Group
                                                           (b) [ ]

 3    SEC USE ONLY

 4    Source of Funds                                           WC

 5    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)               [ ]

 6    Citizenship or Place of Organization                Delaware

   NUMBER OF        7    Sole Voting Power              17,266,014
     SHARES
  BENEFICIALLY      8    Shared Voting Power                     0
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power         17,266,014
  PERSON WITH
                   10    Shared Dispositive Power                0

 11    Aggregate Amount Beneficially Owned by           17,266,014
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11             [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in             49.2%
       Row 11

 14    Type of Reporting Person                                 PN

CUSIP 225235100          SCHEDULE 13D          PAGE 5 OF 27

      Names of Reporting Persons                     C. FRED TONEY

 1    IRS Identification Nos. of
          Above Persons

 2    Check the Appropriate Box if a Member of a           (a) [ ]
      Group
                                                           (b) [ ]

 3    SEC USE ONLY

 4    Source of Funds                                           OO

 5    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)               [ ]

 6    Citizenship or Place of Organization           United States

   NUMBER OF        7    Sole Voting Power              17,266,014
     SHARES
  BENEFICIALLY      8    Shared Voting Power                     0
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power         17,266,014
  PERSON WITH
                   10    Shared Dispositive Power                0

 11    Aggregate Amount Beneficially Owned by           17,266,014
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11             [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in             49.2%
       Row 11

 14    Type of Reporting Person                             IN, HC

CUSIP 225235100          SCHEDULE 13D          PAGE 6 OF 27

Item 1.     Security and Issuer

        This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.0001 (the "Common Stock"), of Crdentia Corp. (the "Issuer"). The principal executive office of the Issuer is 14114 Dallas Parkway, Suite 600, Dallas, TX 75254.

Item 2.     Identity and Background

        This Schedule is filed on behalf of MedCap Partners L.P.
("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred
Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

        MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member.

        None of MedCap, MMR or Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of MedCap, MMR or Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

        The source of funds to make the purchases described in
Item 5 was working capital of MedCap. The total amount of the funds to make the purchases described in Item 5 was $2,012,010.50.

Item 4.     Purpose of Transaction.

        The acquisitions of Common Stock and the Issuer's Series
B Preferred Stock described in Item 5 were made for investment purposes.

        Toney is a member of the Issuer's Board of Directors.
The reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP 225235100          SCHEDULE 13D          PAGE 7 OF 27

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to those enumerated above.

        Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

Item 5.     Interest in Securities of the Issuer

(a) MedCap beneficially owns 1,106,014 shares of Common Stock, 2,000,000 shares of the Issuer's Series A Preferred Stock, which are currently convertible into 10,000,000 shares of Common Stock, and 6,250,000 of Series B Preferred Stock, which are currently convertible into 6,250,000 shares of Common Stock. MMR as general partner and investment manager of MedCap and Toney as the sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to the Common Stock except to the

CUSIP 225235100          SCHEDULE 13D          PAGE 8 OF 27

     extent of their respective pecuniary interests therein. Based on the number of shares outstanding reported in the Issuer's most recent quarterly report on Form 10-QSB, the percentage of Common Stock beneficially owned by MedCap, MMR and Toney for the purposes of this Schedule 13D is 49.2%.

 (b) Reference is made hereby to Items 7 to 10 of pages 3, 4 and 5 of this Schedule, which Items are incorporated herein by reference.

(c) On May 18, 2004, MedCap purchased from the Issuer in a private placement, 1,016,014 shares of Common Stock at a price of $0.75 per share, with the aggregate amount of MedCap's investment in the private placement being $762,010.50. On June 16, 2004, MedCap purchased from the Issuer in a private placement, 6,250,000 shares of Preferred Stock at a price of $0.20 per share, with the aggregate amount of MedCap's investment in the private placement being $1,250,000.

(d)  Not applicable.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

        MedCap is a party to an Amended and Restated Registration
Rights Agreement entitling it to registration rights with respect to Common Stock issuable upon conversion of its shares of Series
A Preferred Stock and Series B Preferred Stock.

Item 7. Material to be Filed as Exhibits

No.   Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule
     13D or 13G.

2. Amended and Restated Registration Rights Agreement between the Issuer and MedCap dated June 16, 2004.

CUSIP 225235100          SCHEDULE 13D          PAGE 9 OF 27

                           Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED June 24, 2004

                                   MEDCAP PARTNERS L.P.
                                   By its general partner
                                       MedCap Management &
                                       Research LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT &
                                   RESEARCH LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -----------------

CUSIP 225235100          SCHEDULE 13D          PAGE 10 OF 27

                          Exhibit Index



Exhibit 1       Agreement Regarding Joint Filing of
                Statement on Schedule 13D or 13G

Exhibit 2       Amended and Restated Registration Rights
                Agreement

                            Exhibit 1

    AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE
                           13D OR 13G

        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Crdentia Corp. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  June 24, 2004

                                   MEDCAP PARTNERS, L.P.
                                   By its general partner
                                       MedCap Management &
                                       Research LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT &
                                   RESEARCH LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member

                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -----------------

				Exhibit 2

       AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

        This Amended and Restated Registration Rights Agreement
(this "Agreement") is made as of June 16, 2004 by and among Crdentia Corp., a Delaware corporation (the "Company") and MedCap
Partners L.P. ("MedCap").

                            Recitals:

        A.  The Company and MedCap are parties to that certain
Registration Rights Agreement dated December 16, 2003 (the
"Original Agreement").

        B. The Company and MedCap are parties to that certain Subscription Agreement (the "Subscription Agreement"), dated June 16, 2004, regarding the proposed sale and issuance of shares of the Company's Series B Preferred Stock (the "Series B Preferred") to MedCap (the "Preferred Stock Financing");

        C. The Original Agreement may be amended by a written agreement executed by the Company and the holders of sixty-six and two-thirds percent (66 2/3%) of the securities registrable under the Original Agreement.

        D. MedCap holds more than sixty-six and two-thirds percent (66 2/3%) of the securities registrable under the Original Agreement

        E.  In connection with the Preferred Stock Financing, the
Company and MedCap desire to agree to the terms and conditions set forth herein, and to amend, restate and supercede the Original Agreement.

                            Agreement

        Now, Therefore, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement and the Subscription Agreement, the parties hereto agree as follows:

2. Registration Rights. The Company covenants and agrees as follows:

    2.1 Definitions.  For purposes of this Agreement:

         (a) The term "Act" means the Securities Act of 1933, as amended.

         (b) The term "Form S-3" means such form under the Act as in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

         (c) The term "Holder" means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.11 hereof.

         (d) The term "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

         (e) The term "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

         (f) The term "Registrable Securities" means (i) the Common Stock of the Company (the "Common Stock") issued to the Investors listed on Schedule A attached hereto pursuant to conversion of the Series B Preferred and/or the Series A Preferred Stock of the
Company, as the case may be, and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) above, excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which his rights under this Section 1 are not assigned pursuant to the terms of this Agreement.

         (g) The number of shares of "Registrable Securities then outstanding" shall be determined by the number of shares of Common Stock outstanding which are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are, Registrable Securities.

         (h) The term "SEC" shall mean the Securities and Exchange
Commission.

    2.2 Requested Registration.

         (a) Request for Registration. If, at any time after July 1, 2004, the Company shall receive from the Holders of thirty-three and one-third percent (33 1/3%) or more of the Registrable
Securities then outstanding (the "Initiating Holders") a written request that the Company file a registration statement in accordance with the Act covering the registration on a continuous basis pursuant to Rule 415 under the Act, or any successor rule or regulation ("Rule 415") of all or part of the Registrable Securities then held by such Holders, the Company shall:

                (i) within ten (10) days of the receipt thereof, give written notice of the proposed registration, qualification or compliance to all other Holders; and

               (ii) within forty-five (45) days of the receipt thereof, file a registration statement with the SEC and use its reasonable and diligent efforts to effect as soon as practicable, the registration under the Act of all such Holders' Registrable
Securities as are specified in such request, together with such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written notice given within fifteen (15) days after receipt of written notice from the Company; provided, however, that the Company shall not be obligated to take any action to effect any such registration pursuant to this Section 1.2, (A) after the Company has effected one (1) registration under this Section 1.2 or (B) if less than thirty-three and one-third percent (33 1/3%) of the then outstanding Registrable Securities will be registered.

         (b) Registration Statements. Any registration statement filed pursuant to this Section 1.2 shall be on Form S-3, or if Form S-3 is not available, Form S-1 or other appropriate form permitting registration of the Registrable Securities for resale by the Holders.

         (c) Underwriting. If the Holders at any time intend to distribute all or a part of the Registrable Securities covered by the registration statement filed pursuant to this Section 1.2 by means of an underwriting, they shall so advise the Company and the Company shall promptly notify the other Holders of such underwriting. The Company (together with all Holders proposing to distribute their securities pursuant to the underwriting) shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected by the Company. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Holders requesting the underwriting shall so advise all Holders of Registrable Securities, and the number of shares included in the underwriting shall be allocated among the Holders of Registrable Securities requesting registration in proportion, as nearly as practicable, to the total number of Registrable Securities held by such Holders at the time of the request for an underwriting. If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw from such underwritten offering by written notice to the Company, the underwriter and the other Holders whose shares are being included in the underwriting. The Company agrees to file any amendments or supplements to the registration statement necessary in order to permit any underwritten offering.

         (d) Rights in Addition to Other Rights.  The rights under this
Section 1.2 are in addition to, and not affected by, the Holders' exercise of any registration rights contained in Section 1.3.

    2.3 Company Registration. If (but without any obligation to do so) the Company proposes to register any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company employee benefit plan or corporate reorganization or other transaction covered by Rule 145 promulgated under the Act, or a registration on any form which does not permit secondary sales or include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 2.6 hereof, the Company shall, subject to the provisions of Section 1.7 hereof, cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered.

    2.4 Obligations of the Company.  Whenever required under this
Section 1 to effect the registration of any Registrable
Securities, the Company shall, as expeditiously as reasonably possible:

         (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its reasonable and diligent efforts to cause such registration statement to become effective, and keep such registration statement effective (i) in the case of a registration statement filed pursuant to Section
1.2, during the Effectiveness Period (as hereinafter defined) or
(ii) in the case of a registration statement filed pursuant to
Section 1.3, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, for up to three hundred sixty-five (365) days or, if earlier, the date on which the distribution contemplated in the registration statement has been completed. As used herein, the term "Effectiveness Period" shall mean until the earlier of (i) the termination of the rights set forth in this Agreement in accordance with Section 1.14 or
(ii) all of the Registrable Securities covered by the registration having been sold or a subsequent registration statement covering any unsold Registrable Securities having been declared effective.

         (b) Provide, at least three (3) business days prior to filing, any registration statement and included prospectus (including each preliminary prospectus and any amendments or supplements thereto) prepared in conformity with the requirements of the Act in connection with Sections 1.2 and 1.3 (the "Registration
Materials") to the Holders and their respective counsel for review and comment, if any.

         (c) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

         (d) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents and Registration Materials as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them that are included in such registration.

         (e) Use its reasonable and diligent efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

         (f) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such agreement.

         (g) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event the result of which causes the prospectus included in such registration statement, as then in effect, to include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and thereafter, the Company will use reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of circumstances then existing;
provided, however, that upon such notification by the Company, the Holders will not offer or sell Registrable Securities until the Company has notified the Holders that it has prepared a supplement or amendment to such prospectus and delivered copies of such supplement or amendment to the Holders (it being understood and agreed by the Company that the foregoing proviso shall in no way diminish or otherwise impair the Company's obligations to prepare a prospectus amendment or supplement as above provided in this Section 1.4(g)).

         (h) Use its reasonable and diligent efforts, if a registration statement under Section 1.2 ceases to be effective for any reason at any time during the Effectiveness Period (other than because of the sale of all of the Registrable Securities registered thereunder or pursuant to the Company's exercise of the Suspension Right (as hereinafter defined)), to (i) obtain the prompt withdrawal of any order suspending the effectiveness thereof, and (ii) amend the registration statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness of the shelf registration or file an additional registration statement covering all of the unsold Registrable Securities (a "Subsequent Registration Statement").
If a Subsequent Registration Statement is filed, the Company will use its reasonable and diligent efforts to cause the Subsequent Registration Statement to be declared effective as soon as practicable and to keep such Subsequent Registration Statement continuously effective until the end of the Effectiveness Period.
The requirements of this Section 1.4(h) that the Company file additional registration statements shall not be affected by the provisions set forth in Section 1.2 that the Company is only required to file one registration statement under Section 1.2.

         (i) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

         (j) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

         (k) Use its reasonable and diligent efforts to furnish, at the request of any Holder requesting registration of Registrable
Securities pursuant to this Section 1, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration statement pursuant to this
Section 1, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of the Registrable Securities, and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

         (l) Notify each seller of Registrable Securities under such registration statement of (i) the effectiveness of such registration statement, (ii) the filing of any post-effective amendments to such registration statement, or (iii) the filing of a supplement to such registration statement.

    2.5 Furnish Information.

         (a) It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable
Securities.

         (b) The Company shall have no obligation with respect to any registration requested pursuant to Section 1.2 hereof if, as a result of the application of subsection 1.5(a), the number of shares of the Registrable Securities to be included in the registration does not equal or exceed the number of shares required to originally trigger the Company's obligation to initiate such registration as specified in Section 1.2 hereof.

    2.6 Expenses of Registration. All expenses (other than underwriting discounts and commissions, stock transfer taxes and fees of counsel to the stockholders in excess of $15,000) incurred in connection with any registrations, filings or qualifications of Registrable Securities pursuant to Sections 1.2 or 1.3 including (without limitation) all federal or state registration, filing and qualification fees, printers' and accounting fees and fees and disbursements of counsel for the Company shall be borne by the Company. The Company shall pay up to an aggregate of $15,000 of the selling stockholders' legal fees in connection with one (1) registration. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section
1.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the withdrawal is based upon a material adverse development concerning the Company and the Holders have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change.

    2.7 Underwriting Requirements. In connection with any offering pursuant to Section 1.3 involving an underwriting of shares of the Company's capital stock by the Company, the Company shall not be required to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling stockholders according to the total amount of securities entitled to be included therein owned by each selling stockholder, or in such other proportions as shall mutually be agreed to by such selling stockholders). For purposes of the preceding parenthetical concerning apportionment, for any selling stockholder which is a holder of Registrable Securities and which is a limited liability company, partnership or corporation, the members, partners, retired partners and stockholders of such holder, or the estates and family members of any such members, partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling stockholder," and any pro-rata reduction with respect to such "selling stockholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling stockholder," as defined in this sentence.

    2.8 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

    2.9 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:

         (a) To the maximum extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, and directors of each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934
Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Act, the 1934
Act or any state securities law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, or any rule or regulation promulgated under the Act or the 1934 Act or any state securities law in connection with the offering covered by such Registration Statement; and the Company will pay to each such Holder, partner, officer, director, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable to any Holder, underwriter or controlling person for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, partner, officer, director, underwriter or controlling person.

         (b) To the maximum extent permitted by law, each selling Holder will, if Registrable Securities held by such Holder are included in the applicable registration statement, indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject under the Act or the 1934 Act or any state securities law in connection with the offering covered by such registration statement insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent
(and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration;
and each such Holder will pay any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.9(b), in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld or delayed); provided further, that in no event shall any indemnity under this subsection 1.9(b) exceed the net proceeds from the offering received by such Holder, except in the case of willful misconduct or fraud by such Holder.

         (c) Promptly after receipt by an indemnified party under this
Section 1.9 of notice of the commencement of any action
(including any governmental action) as to which indemnity may be sought hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.9, deliver to the indemnifying party a written notice of the commencement thereof. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties;
provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.9, but the omission to so deliver written notice to the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than under this Section 1.9. No indemnifying party, in the defense of any such claim or litigation, shall, except upon the consent of each indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a full and unconditional release from all liability in respect to such claim or litigation.

         (d) The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they related to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule
424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final
Prospectus was furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Act. If the indemnification provided for in this Section 1.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage or liability referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations; provided, however, that in no event shall (i) any contribution by a Holder under this subsection 1.9(d) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder, and (ii) any person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

         (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

         (f) The obligations of the Company and Holders under this Section
1.9 shall survive the completion of any offering of Registrable
Securities in a registration statement under this Section 1, and otherwise.

    2.10 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this
Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities, including a subsidiary, affiliate, partner, limited partner, retired partner or stockholder of a Holder, provided in each case that (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (iii) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

    2.11 Reports Under the 1934 Act. The Company agrees to use commercially reasonable efforts: (a) to make and keep public information available, as those terms are understood and defined in the General Instructions to Form S-3, or any successor or substitute form, and in Rule 144, (b) to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Exchange Act, (c) as long as any Holder owns any Registrable Securities, to furnish in writing upon such Holder's request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Act and the 1934 Act, and to furnish to such Holder a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company with the SEC as may be reasonably requested.

    2.12 Deferral. Notwithstanding anything in this Agreement to the contrary, if the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer of the Company stating that the Board of Directors of the Company has made the good faith determination (a) that continued use by the Holders of a registration statement for purposes of effecting offers or sales of Registrable Securities pursuant thereto would require, under the Act, premature disclosure in the registration statement (or the prospectus relating thereto) of material, nonpublic information concerning the Company, its business or prospects or any proposed material transaction involving the Company, (b) that such premature disclosure would be materially adverse to the Company, its business or prospects or any such proposed material transaction or would make the successful consummation by the Company of any such material transaction significantly less likely and (c) that it is therefore essential to suspend the use by the Holders of any such registration statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Securities pursuant thereto, then the right of the Holders to use any such registration statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Securities pursuant thereto shall be suspended until further notice by the Company (the "Suspension Period"). During the Suspension Period, none of the Holders shall offer or sell any Registrable Securities pursuant to or in reliance upon any such registration statement (or the prospectus relating thereto). In the event the Company exercises the suspension rights set forth herein (the "Suspension Right"), such suspension will continue for such period of time reasonably necessary for disclosure to occur at a time that is not materially detrimental to the Company or until such time as the registration statement does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, each as determined in good faith by the Company. The
Company agrees to notify the Holders promptly upon termination of the Suspension Right. Notwithstanding the foregoing, under no circumstances shall the Company be entitled to exercise the Suspension Right for a period of more than thirty (30) days during any twelve (12) month period.

    2.13 Limitation of Liability. The Company shall not be liable to the Holder for a failure to effect, or a delay in effecting, a registration hereunder or a default in any other obligations under this Agreement arising out of or relating to any failure to receive necessary consents from its independent auditors or any internal review, investigation or similar activity by the Company's Audit Committee.

    2.14 Termination of Registration Rights. The rights granted under this Section 1 shall terminate upon the fourth anniversary of the date of this Agreement. In addition, a Holder's registration rights shall terminate if all Registrable Securities held by and issuable to such Holder may be sold under Rule 144 during any ninety (90) day period.

3.  Miscellaneous.

    3.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

    3.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

    3.3 Submission to Jurisdiction; Waivers.   Each of the parties
hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for the recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns will be brought and determined in the Chancery or other courts of the State of Delaware, and each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum,
(ii) the venue of such suit, action, or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (d) any right to trial by jury.

    3.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    3.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

    3.6 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient or, if not sent during normal business hours, then on the next business day, (c) three days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the address as set forth on the signature page hereof or at such other address as such party may designate by 10 days advance written notice to the other parties hereto.

    3.7 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

    3.8 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders of sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder of any Registrable Securities then outstanding, each future Holder of all such Registrable Securities, and the Company.

    3.9 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

    3.10    Aggregation of Stock.  All shares of Registrable
Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

    3.11    Entire Agreement; Amendment; Waiver.  This Agreement
(including Schedule A hereto) constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.


          [Remainder of page intentionally left blank]

        In Witness Whereof, the parties have executed this Agreement as of the date first above written.


                              Crdentia Corp.,
                              a Delaware corporation


                              By:  /s/ James D. Durham
                              ------------------------
                              Name:     James D. Durham
                              Title:    Chief Executive Officer

                              Address:  14114 Dallas Parkway, Suite 600
                                        Dallas, Texas  75254

        In Witness Whereof, the parties have executed this Agreement as of the date first above written.

                              MedCap:

                              MedCap Partners L.P.

                              By:  MedCap Management & Research LLC
                              Its: General Partner


                              By: /s/ C. Fred Toney
                              ---------------------
                              Name:     C. Fred Toney
                              Title:    Managing Member

                              Address:  500 Third Street, Suite 535
                                        San Francisco, California  94107